UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 8)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.05 per share
(Title of Class of Securities)

G39637205
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*52,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*52,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*52,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares (defined below) that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the Common Shares it has lent to Farahead Investments Inc. and the Common Shares that are issuable upon conversion of certain notes under the Bond Agreement.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*1,270,657

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*1,270,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*1,270,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%

14.	TYPE OF REPORTING PERSON

CO

* Frontline Ltd. beneficially owns 1,260,358 Common Shares, which it has the right to acquire within 60 days as described in Item 5 herein. ICB Shipping (Bermuda) Limited, Frontline Ltd.'s wholly-owned subsidiary, also beneficially owns 10,299 Common Shares.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*52,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*52,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*52,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*52,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*52,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*52,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. has borrowed its Common Shares from Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the direct owners of Greenfields Holding Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the Common Shares that Greenfields Holding Inc. and Farahead Investments Inc. beneficially own.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*52,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*52,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*52,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 52,008,241 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts. The Trusts are the sole shareholders of Greenwich Holdings Limited and Greenfields Holding Inc. and the indirect owners of Hemen Holding Limited and Farahead Investments Inc. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G39637205

This Amendment No. 8 (this "Amendment No. 8") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Frontline Ltd., a Bermuda exempted company ("Frontline"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons") on September 8, 2017, with respect to the common shares, par value $0.05 per share (the "Common Shares") of Golden Ocean Group Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 8 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D/A. Except as specifically amended by this Amendment No. 8, the Schedule 13D/A is unchanged.
Item 3. Source and Amount of Funds or Other Consideration
This Amendment No. 8 amends the Schedule 13D/A to add the following paragraph to Item 3 of the Schedule 13D/A:
On October 16, 2017, the Issuer entered into a binding heads of agreement (the "Heads of Agreement") to acquire, subject to final documentation, the completion of the Issuer's public equity offering and entry into the seller's credit loans, two Capesize dry bulk vessels (the Sea Behike and Sea Monterrey) from affiliates of Hemen at a price of $43.0 million per vessel. See Exhibits G, H and I hereto. As partial payment of the purchase price for the Sea Behike and Sea Monterrey, the Issuer issued 2,000,000 Common Shares to Hemen on each of November 20, 2017 and January 18, 2018, respectively.
Item 5. Interest in Securities of the Issuer
This Amendment No. 8 amends and restates in its entirety Item 5 to the Schedule 13D/A as follows:
(a)-(d) As of the date hereof, Hemen may be deemed to be the beneficial owner of 52,008,241 Common Shares, constituting 35.7% of the outstanding Common Shares. This percentage ownership is based on 145,608,927 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 144,197,697 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. The 52,008,241 Common Shares includes Frontline's 1,270,657 Common Shares, Farahead's 3,500,000 Common Shares and 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 52,008,241 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 52,008,241 Common Shares.
As of the date hereof, Frontline may be deemed to be the beneficial owner of 1,270,657 Common Shares, constituting 0.9% of the outstanding Common Shares based upon 144,197,697 Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,270,657 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,270,657 Common Shares.
As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 52,008,241 Common Shares, constituting 35.7% of the outstanding Common Shares. This percentage ownership is based on 145,608,927 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 144,197,697 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 52,008,241 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 52,008,241 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 52,008,241 Common Shares, constituting 35.7% of the outstanding Common Shares. This percentage ownership is based on 145,608,927 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 144,197,697 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 52,008,241 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 52,008,241 Common Shares.
As of the date hereof, Farahead may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.4% of the Common Shares based upon 144,197,697 Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.
As of the date hereof, Greenfields, through Farahead, may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.4% of the Common Shares based upon 144,197,697 Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.
As of the date hereof, GSA Limited, through Greenfields, may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.4% of the Common Shares based upon 144,197,697 Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.
As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 52,008,241 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, constituting in the aggregate 35.7% of the outstanding Common Shares. This percentage ownership is based on 145,608,927 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 144,197,697 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 52,008,241 Common Shares beneficially owned by Hemen, Greenwich, Farahead and Greenfields except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 52,008,241 Common Shares beneficially owned by Hemen, Greenwich, Farahead and Greenfields.
Certain other directors of Frontline beneficially own an aggregate of 18,378 Common Shares, which is less than 0.1% of the outstanding Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 in the Schedule 13D/A.
To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 in the Schedule 13D/A have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A.
On December 21, 2017, Frontline sold 1,260,358 Common Shares and Frontline simultaneously entered into an ad-hoc forward contract to purchase 1,260,358 Common Shares on the maturity date of the contract. Other than the transactions described in Item 3 and Item 6 herein and in the Schedule 13D/A, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 7. Materials to be Filed as Exhibits
This Amendment No. 8 amends and restates in its entirety Item 7 to the Schedule 13D/A as follows:
Exhibit A: Joint Filing Agreement.
Exhibit B: Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the Commission on May 5, 2014).
Exhibit C: Second Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the Commission on March 25, 2015).
Exhibit D: The Bond Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 28, 2015).
Exhibit E: First Amendment to the Bond Agreement (incorporated by reference to the Reporting Persons' Schedule 13D filed with the Commission on April 28, 2015).
Exhibit F: Transaction Agreement among Amber Shipowning Ltd., Opal Shipowning Ltd., Hemen Holding Limited and Sterna Finance Limited, dated June 9, 2017 (incorporated by reference to the Reporting Persons' Schedule 13D filed with the Commission on September 8, 2017).
Exhibit G: Heads of Agreement, dated October 16, 2017, by and among, Golden Ocean Group Limited, Hemen Holding Limited, Dedalos Shipowning Inc., Ikaros Shipowning Inc., and Sterna Finance Ltd.
Exhibit H: Memorandum of Agreement, dated October 27, 2017, by and between Dedalos Shipowning Inc. and Golden Behike Inc.
Exhibit I: Memorandum of Agreement, dated October 27, 2017, by and between Ikaros Shipowning Inc. and Golden Monterrey Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 30, 2018
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

GSA Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).